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January 18, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Peggy Kim, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CSP Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on January 9, 2013 by North & Webster LLC et al.
File No. 000-10843

Dear Ms Kim:

We acknowledge receipt of the letter of comment dated January 17, 2013 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with North & Webster, LLC (“North & Webster”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.  Our responses are numbered to correspond to your comments.

General

1.           We note that the participants seek authority to “not attend” the annual meeting on behalf of security holders, to ensure that shares are “not voted or represented” at the annual meeting, and to have shares “not be counted toward a quorum” for the annual meeting.  With a view towards revised disclosure, please provide us with an opinion of counsel and an analysis of the applicable state corporate and other state law that supports the participants’ actions and proxy authority. Please also describe the extent to which your authority under applicable state law is inconclusive.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

January 18, 2013

We acknowledge the Staff’s comment.  Under Massachusetts law, stockholders do not have a legal duty to participate in an annual meeting to elect directors, and a stockholder’s refusal to attend a meeting, thereby preventing a quorum from existing, is not unlawful.  In addition, we have not uncovered any related case law or learning that limits the ability of a proxy holder to seek authority from stockholders to “not attend” an annual meeting.  To the best of our knowledge, there are not any cases under Massachusetts law on-point.

North & Webster is soliciting on its Gold proxy card authority from the Company’s stockholders to withhold their vote from being present and counted at the Annual Meeting.  Under Massachusetts law, stockholders do not have a legal duty to participate in an annual meeting to elect directors.  One manner for stockholders to demonstrate disapproval of a company’s actions is to seek to prevent a quorum from existing at such company’s annual meeting, which, in turn, would prevent such company from conducting business, including the election of directors, at its annual meeting of stockholders.  By seeking to withhold stockholders’ votes from being present and counted at the Annual Meeting, North & Webster’s  solicitation is providing an organized means for stockholders to challenge the Annual Meeting and to take action which is otherwise in their individual right under Massachusetts law.  We have revised the disclosure to more clearly reflect this point. See page 2 of the Proxy Statement.

2.           Please provide a detailed analysis as to how the participants’ proposal is consistent with Rule 14a-4(e), which requires you to vote the shares represented by the proxy, as directed, subject to reasonable specified conditions. In SEC Release 34-4185 (November 5, 1948), the Commission has taken the position that “the solicitation of proxies constitutes an implied representation by the persons making the solicitation that the shares represented by the proxy will be voted. In order to make this representation more explicit, the amended rule requires that the proxy statement shall provide that the shares represented by the proxy will be voted, subject to reasonable specified conditions.” In this regard, we note you will not be showing up at the annual meeting to deliver and vote the shares represented by the gold proxy card.

We acknowledge the Staff’s comment.  We hereby supplementally advise the Staff that both the Proxy Statement and form of proxy specify that a stockholder is in effect “voting” to have their respective shares withheld from and not counted towards a quorum for purposes of the Annual Meeting.  Of course, the only way to effectuate such a voting decision is to not “vote” such shares at the Annual Meeting.  We believe the term “vote” as used in the phrase “will be voted” under Rule 14a-4(e) is meant to be interpreted in its general sense, as opposed to a more specific meaning that would require that such shares actually be delivered, voted and counted at a meeting or otherwise.

A stockholder of the Company has the ability “to express their choice or opinion” in connection with the Annual Meeting by having their shares not be voted or otherwise present for purposes of a quorum.  We believe the Proxy Statement and form of proxy contain sufficient disclosure to enable the stockholder to make an informed decision in regard to granting proxy authority to withhold their shares from being voted or counted for purposes of establishing a quorum at the Annual Meeting.

January 18, 2013

We believe the primary purpose of Rule 14a-4(e) is to prevent the recipient of the proxy from seeking to exercise a degree of discretion that would be otherwise inconsistent with limits on when a proxy can confer discretionary authority.  We do not read the rule to require that the recipients of the proxies actually deliver and vote the stockholder’s shares, but instead only requires the recipients of the proxies to effect the expression of such stockholder’s choice or opinion with respect to its shares in accordance with the authority given.

As the Commission stated in 1992, “[p]rior to a shareholder granting the legal power to someone else – whether management or an outsider – to vote his or her stock, the shareholder needs to know what matters will be voted on, and how the recipient of the proxy intends to vote the shareholder’s shares.”Here, the Proxy Statement and form of proxy clearly indicate to stockholders how the recipient of the proxy intends to “vote” such stockholder’s shares.

Furthermore, in its July 10, 2009 proposed rule release entitled “Proxy Disclosure and Solicitation Enhancements” the SEC appears to acknowledge that there are certain situations where proxyholders may withhold shares from voting where consistent with the authority granted and where there are reasonable specified conditions.  Consider the following from the proposed rule release:

Similarly, a shareholder needs to know whether the recipient of a proxy will only vote the shareholder’s shares subject to some condition. We believe that in order for there to be “reasonable specified conditions,” the conditions must be objectively determinable to enable the shareholder to make an informed decision in regard to granting proxy authority and confirm that any later withholding of shares from voting is consistent with the authority granted.

If a recipient of a proxy may withhold shares from voting subject to a reasonable specified condition being met, then we believe it follows that a recipient of a proxy should likewise be permitted to withhold shares from voting where it is clearly stated in the proxy materials and form of proxy card that this is how the recipient of the proxy intends to vote such shares.

3.           Please provide your analysis as to whether the annual meeting is now considered a contested election or contested proxy solicitation under applicable self-regulatory organization rules. If you determine that the solicitation would be considered contested under those rules, please revise your disclosure as necessary to clearly set forth any implications of this characterization.

We acknowledge the Staff’s comment.  Under New York Stock Exchange Rule 452, which applies to all NYSE “members,” including companies listed on the Nasdaq exchange, North & Webster’s proxy materials seeking stockholder authority to withhold votes from being present and counted at the Annual Meeting creates a counter-solicitation, or “contest”, as it relates to the Company’s solicitation in connection with the Annual Meeting.  We view this contested situation as a “quorum contest” and not a “director election contest.”  We have revised the disclosure to more clearly set forth the implications of this characterization. See the letter to stockholders and page 9 of the Proxy Statement.

January 18, 2013

4.           Please revise here and throughout the proxy statement to clarify the nature of the proxy contest. According to the background discussion in CSP’s proxy statement, the participants have not withdrawn their director nominations.

We acknowledge the Staff’s comment.  We have revised the disclosure to clarify the nature of the proxy contest.  See the letter to stockholders and page 9 of the Proxy Statement.

5.           We note that CSP’s bylaws provide that any election of directors will be by a plurality vote regardless of whether the election is contested. Please revise throughout the proxy statement to clarify the vote requirement, or advise us.

We acknowledge the Staff’s comment.  We have revised the disclosure to clarify the plurality vote requirement.  See page 9 of the Proxy Statement.

6.           Please explain how providing only the options to “withhold vote” and “abstain” is consistent with Rule 14a-4(b)(1), which requires you to afford security holders an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter referred to as intended to be acted upon.

We acknowledge the Staff’s comment.  We believe the primary purpose of Rule 14a 4(b)(1) is to ensure that stockholders clearly understand the voting choices in the context of a contested solicitation where the proxy holder intends to be present at the meeting and vote any proxies it has received.  In the present situation, North & Webster has clearly specified in its Proxy Statement it is seeking authority to not be present at the meeting on behalf of the stockholder and has also specified that any stockholder that wishes to have their shares be represented and voted for the Company’s proposals at the Annual Meeting should not fill out the GOLD proxy card and should instead refer to the Company’s proxy soliciting materials. It would be inappropriate for North & Webster to provide a space for stockholders to approve or disapprove the proposals to be presented at the meeting when North & Webster has made clear that the proxy holders will not be attending the meeting and since a share, once represented for any purpose at the meeting, would be deemed present for purposes of determining a quorum for the meeting.

7.           Please revise your proxy statement and proxy card to clarify that stockholders will be disenfranchised with respect the proposals on CSP’s proxy card.

We acknowledge the Staff’s comment.  We have revised the disclosure to clarify that stockholders will be disenfranchised with respect to the proposals on CSP’s proxy card.  See the letter to stockholders, page 8 of the Proxy Statement and the form of proxy.

8.           Please provide more detail, with a view towards revised disclosure, regarding your proposed course of action. Please address, among other relevant matters, such issues as how a later-dated gold proxy will revoke a prior-dated company proxy if the latter will not be presented at the meeting and whether the North & Webster representative will attend the meeting, with or without presenting gold proxies.

January 18, 2013

Stockholders who hold their shares in street name will submit their votes in the usual manner.  Broadridge, as the third party representative for various banks and brokers, receives the proxies for each underlying beneficial holder and, as a service to its clients, keeps a running tabulation of the votes accumulated in a proxy contest.  As part of this service, Broadridge only counts the latest dated proxy received.  Broadridge then releases its final tabulation to the contested parties -- one tabulation for management and one tabulation for the dissident group.  In a typical contested meeting situation, the parties may then, once they affix their respective master ballot to the tabulation, cause the shares represented by their respective proxies to be voted at the meeting.  However, since the shares represented by the Gold proxy card will not be present or counted at the Annual Meeting, we have been in communication with Broadridge, and in this case, Broadridge will only release its tabulation results to the respective proxy holder, i.e. management’s tabulation will go only to management and the dissident group’s tabulation will go only to the dissident group.  Therefore, by so doing, the dissident group can be certain that management will be unable to have the dissident group tabulation voted at the Annual Meeting.

As a contest, Broadridge will only count the latest dated proxy and will effectively clear a previous dated proxy from the voting system.  So, if a stockholder votes on management’s white proxy card and then votes a later dated proxy on the Gold proxy card, the vote will only show on the opposition card.  On the day of the meeting, Broadridge will issue a final vote.

Registered stockholders who vote on management’s white proxy card and then vote a later dated proxy on the dissident’s Gold proxy card will still be counted towards a quorum unless they follow the instructions in North & Webster’s proxy statement to revoke their management proxy by sending a letter with that instruction to the corporate secretary of the Company.  This is the case because no proxies received by opposition will be voted at the meeting and therefore a later dated proxy will not be produced to invalidate the earlier management proxy card.  Accordingly, the proxy Statement discloses the specific steps a registered stockholder must follow in order to properly revoke their vote on management’s white proxy card.

9.           You state that only the latest dated proxy “will be effective.” Please explain the basis for this statement under state law, with due regard to the fact that you are seeking authority to “not attend” the meeting on security holders’ behalf and the fact that a registered holder who has already returned management’s proxy card must send a written notice of revocation to the Corporate Secretary of the company.

In contrast to the SEC proxy rules, Massachusetts law provides little in the way of regulation of the form of the proxy.  Generally, a proxy carrying a later date is controlling over one with an earlier date.  While we could find no case law on point in connection with a proxy seeking authority to “not attend” the meeting on the stockholder’s behalf, we believe that the later dated proxy would still prevail under Massachusetts law.  Additionally, we have provided disclosure in the Proxy Statement indicating that such authority may be challenged in a court of competent jurisdiction.

January 18, 2013

10.           Please provide your analysis, with a view towards disclosure, as to how “[t]he only way” a security holder can “ensure” that his shares are not voted or represented at the Annual Meeting is by signing and returning a gold proxy card.

We acknowledge the Staff’s comment.  We have revised the disclosure to clarify that signing and returning a Gold proxy card is “one way” to ensure that such stockholder’s shares are not voted at the Annual Meeting. See page 6 of the Proxy Statement.

11.           Please also describe how record holders and beneficial stockholders may revoke your gold proxy card.

We acknowledge the Staff’s comment.  We have revised to include disclosure as to how record holders and beneficial stockholders may revoke the Gold proxy card. See the letter to stockholders.

12.           We note that you may employ various methods to solicit proxies, including mail, facsimile, telephone or via the internet. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

We hereby confirm our understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.

13.           Please revise to fill in the blank regarding approximate solicitation costs incurred to date.

We have revised the Proxy Statement accordingly. See page 12 of the Proxy Statement.

14.           Please revise to indicate the effect of checking the “abstain” box.

We have revised the form of proxy according to disclose that a vote to “abstain” on the Gold proxy card will have the same effect as a vote to authorize us to WITHHOLD your shares from being present or counted for purposed of the Annual Meeting.  See the form of proxy.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

January 18, 2013

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP
10 Tower Office Park, Suite 420
Woburn, MA 01801

January 18, 2013

Peggy Kim, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CSP Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on January 9, 2013 by North & Webster LLC et al.
File No. 000-10843

Dear Ms. Kim:

The undersigned acknowledge that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission Staff, (a) they are responsible for the adequacy and accuracy of the disclosure in the above referenced filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above referenced filings; and (c) they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

North & Webster Value Opportunities Fund, LP

By:	/s/ Samuel A. Kidston
Name:	Samuel A. Kidston
Title:	Authorized Signatory